December 9, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention:	Frank Knapp
Wilson Lee

Re:	Broad Capital Acquisition Corp
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 31, 2022
File No. 001-41212

Dear Ladies and Gentlemen,

On behalf of Broad Capital Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated November 29, 2022 (the “Comment Letter”), with respect to the above-referenced annual report on Form 10-K filed on March 31, 2022 (the “Annual Report”). Concurrently with this submission, the Company has filed Amendment No. 1 to the Annual Report.

The response set forth below is based upon information provided to Rimon P.C. For convenience, we have included the specific comment and heading used in the Comment Letter. On behalf of the Company, we advise you as follows:

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: We respectfully acknowledge the Staff’s comment and confirm that our sponsor, Broad Capital LLC, is not controlled by, nor has any substantial ties with, any non-U.S. persons. Our sponsor is 50:50 co-owned by our Chief Executive Officer, Johann Tse, and our Chief Financial Officer, Rongrong (Rita) Jiang, both of whom reside in, and are citizens of, the United States. As such, we do not believe that we would be subject to review by a U.S. government entity, such as CFIUS. We have revised the disclosure on page 4 of the Annual Report to clarify this point and have added CFIUS disclosure, as requested by the Staff, on page 13 of the Annual Report.

1990 K Street NW, Suite 420, Washington, D.C. 20006

P: (202) 935-3390

*****

If you have any additional questions regarding our response or the revised Annual Report, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Debbie A. Klis
Rimon P.C.

cc:	Johann Tse, CEO, Broad Capital Acquisition Corp

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